The Great Restaurant Development Holdings Limited

Ground Floor and 1st Floor

No. 73 Chung On Street

Tsuen Wan, New Territories

Hong Kong

November 7, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Nicolas Nalbantian

Re:	Great Restaurant Development Holdings Ltd Draft Registration Statement on Form F-1 Submitted September 15, 2023 CIK No. 0001990643

Dear Mr. Nalbantian:

On behalf of The Great Restaurant Development Holdings Limited (the “Company”), we submit this letter in response to the comment letter dated October 12, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on September 15, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, the Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiary based in Hong Kong. However, please also disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the cover page to add disclosure that acknowledges that “Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.” We have also provided cross-reference to the risk factor as a result of this structure on page 30 under “If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in Mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

2.	We note your disclosure on the cover page addressing the CAC and the risk of having to comply with PRC data security laws in the future. Please also include disclosure addressing how recent statements and regulatory actions by China’s government related to anti-monopoly concerns have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the cover page to address how recent statements and regulatory actions by China’s government related to anti-monopoly concerns may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3.

We note that on page 2 of the registration statement you have excluded “Hong Kong” and “Macau” from the definition of “PRC” or “China.” Please make clear in the definition, or elsewhere in the registration statement, that the “legal and operational” risks associated with operating in China also apply to operations in Hong Kong. In addition, since First Grade is located and operates in Hong Kong; please discuss in your registration statement the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Examples of applicable laws and regulations include, but are not limited to, are:

●	Regulatory actions related to data security or anti-monopoly concerns in Hong Kong and its potential impact on your ability to conduct business, accept foreign investment or list on a U.S./foreign exchange; and
●	Risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the definition of “PRC” and “China” on page 2 to “the People’s Republic of China and only in the context of describing PRC laws, regulations, rules, regulatory authority and other legal or tax matters in this prospectus, excludes special administrative regions of Hong Kong, the Macau Special Administrative Region and Taiwan.” Furthermore, we have updated the cover page that the “legal and operational risks associated with operating in China may also apply to First Grade’s operations in Hong Kong.” We have additionally disclosed cyber security and data protection laws in Hong Kong on page 98.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. Lastly, to the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g. whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided a description of how cash is transferred through our organization and the fact that the Company intends to keep any future earnings to finance business operations, and does not anticipate that any cash dividends will be paid in the foreseeable future. We have also amended the cover page to state that “can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiary to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong” and cross referenced to both “Transfers of Cash to and From Our Subsidiaries” on page 9 and risk factor “Because we may not expect to pay dividends in the foreseeable future, you may rely on price appreciation of our Ordinary Shares for a return on your investment” on page 36. Additionally, we have revised the disclosure to state that “our Operating Subsidiary does not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred” under “Implications of Being a Holding Company” on page 15.

5.	Please revise the prospectus cover page to include a cross-reference to the Risk Factors section including the page number where this section appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to include a cross-reference to prominent risk factors with the page numbers.

Prospectus Summary, page 7

6.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please clarify whether have relied upon an opinion of counsel with respect to your conclusions on these matters. If an opinion of counsel was not obtained, state as much and explain why such an opinion was not obtained.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure regarding permission or approval that the Company and its subsidiaries are required to obtain from the PRC or Hong Kong authorities and the consequences of we (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future on page 14 of the prospectus.

7.	We note your risk factor disclosure on page 19, describing the substantial doubt in your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next 12 months. Disclose the dollar amount required to fund your operations for the next 12 months. Also disclose your accumulated deficit and quantify your debt service obligation. Please disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors. Lastly, please make corresponding updates to the disclosure you have on page 51.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added disclosure regarding the substantial doubt in our ability to continue as a going concern on page 8.

Risks and Challenges

Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates, page 10

8.	In your summary of risk factors, we note you disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. However, please also describe the significant regulatory, liquidity, and enforcement risks with cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China or Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the summary of risk factor section the significant regulatory, liquidity, and enforcement risks with cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. We have specifically stated throughout the prospectus that “regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China or Hong Kong-based issuers, which could result in a material change in our operations and/or the value of our securities” on pages 10 and 12, and acknowledged the risks associated with the actions, oversight and control by the Chinese government over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless on pages 10 and 12.

Corporate Structure, page 16

10.	We note your disclosure on page 53 disclosing your bank borrowings interest rates. Please expand your discussion of interest rates, if material, to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a risk factor entitled “We are affected by interest rate increases with respect to our banking facilities” on page 27.

Our inability to detect, deter and prevent all instances of fraud or other misconduct committed by our employees, suppliers or other..., page 24

11.	We note your disclosure on page 75 that many of your customers at all your restaurants pay in cash. Please add additional details to this risk factor, or in a new risk factor, providing additional information as to how much of your business is cash-based and any associated risks with having a cash-based business, if material.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 24 to provide additional information of our cash-based sales revenue for the six months period ended June 30, 2023 and the year ended December 31, 2021 and 2022.

The hotpot restaurant market in Hong Kong is highly competitive and we may not successfully compete against our competitors., page 26

12.	We note your disclosure on page 85 that competitors have already “pinched our restaurant staff.” Please update this risk factor characterized as potential if competition over staff has already impacted your business.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company has revised the disclosure on page 26 by including the potential risk on competition over staff in hotpot restaurant market.

Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates, page 27

13.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please add a risk factor, or revise an existing one, to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the existing risk factor to highlight that “the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering” under “Risk Factors – Risks Relating to Doing Business in the Jurisdiction in which our Operating Subsidiary Operates – Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Changes in the policies, regulations and rules and the enforcement of laws of the Chinese government may also occur and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 27.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our..., page 39

14.	You disclose that your management has not performed an assessment of the effectiveness of your internal controls. Either here or in a new risk factor, please also address your management team’s lack of experience complying with U.S. public company ongoing reporting requirements and the negative impact this could have on your business.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added a risk factor entitled “Lack of experience as officers of publicly-traded companies of our management team may hinder our ability to comply with Sarbanes-Oxley Act” on page 40.

Contractual Obligations, page 53

15.	Please clarify what is meant by “Bank prevailing rates,” in order for investors to better appreciate the cost of your bank borrowings.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 57 to detail each of the interest rate in the bank borrowings.

Market Threats Analysis, page 64

16.	You state that all major expenses for restaurants have continuously risen over the past few years due to inflation. In the appropriate section, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. If inflationary expenses pose a material risk to your business, please also make corresponding updates to your risk factor section.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 68 to identify the principal factors contributing to the inflationary pressures the Company has experienced and the resulting impact to the company.

Our Growth Strategies, page 82

17.	We note that your growth plans include opening new restaurants and establishing a new food factory and training center. Please revise to discuss the costs and timing estimates for these growth plans.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 87 to state the costs and timing estimates for these growth plans.

Selling Shareholder, page 105

18.	Please reconcile the number of shares owned by Sincere Virtue prior to the offering with the number of shares to be sold in the offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the disclosure on the number of ordinary shares on page 106 has been revised to be left blank due to its uncertainty at this juncture.

Enforceability of Civil Liabilities, page 123

19.	Please disclose which of your directors and officers are located in mainland China or Hong Kong. In addition, make similar updates to the applicable risk factor on page 40 addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on the fact that all of our directors and officers are located in Hong Kong on page 127 and “Risk Factors – Risks Relating to Our Initial Public Offering and Ownership of Our Ordinary Shares – Because we are a Cayman Islands company and all of our business is conducted in HK, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain” on page 40.

Consolidated Financial Statements

10. Bank Borrowings, page F-18

20.	Please revise to present the weighted average interest rate for each of your borrowings. Refer to Rule 5-02(19)(b) of Regulation S-X.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page F-18 to disclose the weighted average interest rate for each of the bank borrowings as required by Rule 5-02(19)(b) of Regulation S-X.

18. Income Taxes, page F-23

21.	Regarding your tax reconciliation, please tell us what the tax effect on-non-assessable income represents and why it exceeds the tax at Hong Kong statutory tax rate of 16.5% for both periods.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the tax effect on non-assessable income mainly represents the tax exemption of government subsidiaries which are eligible to be excluded from the assessable profits under Hong Kong profit tax law. We have added additional disclosure on page F-23 regarding the major component of the non-assessable income. The effective tax rate of tax exemption on non-assessable income refers to the percentage of tax exemption on non-assessable income to income before taxes. The non-taxable government subsidy and other income not subject to taxation accounts for a significant portion of the Company’s income before taxes and thus its respective tax effect would exceed the Hong Kong statutory tax rate of 16.5% for both periods.

Resale Prospectus Alternate Page, page II-7

22.	Please revise the Resale Prospectus cover page to make clear whether Sincere Virtue Limited will only sell their holdings after trading of your ordinary shares begins.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page to state that the sale of Sincere Virtue Limited’s holdings will not commence before the trading of our Ordinary Shares begins.

23.	We note that the prospectus cover page and Resale Prospectus cover page differ substantially. In this regard, we note that the Resale Prospectus cover page omits certain China-based issuer disclosure, controlled company and foreign private issuer disclosure, etc. Please reconcile and align the respective cover pages.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page of the resale prospectus to include all disclosures covered in the main prospectus.

Table of Contents, page II-8

24.	Please ensure that the prospectus Table of Contents and the Resale Prospectus Table of Contents are aligned. As one example only, the resale prospectus Table of Contents has a section labeled “Executive Compensation,” but the prospectus Table of Contents does not.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the Table of Contents in the main prospectus and resale prospectus to be aligned.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Siu Ming Law
Siu Ming Law
Chief Executive Officer